Brandywine Operating Partnership, L.P.

Computation of Ratio of Earnings to Combined Fixed Charges

(in thousands)

	For the nine months ended September 30,		For the years ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Earnings before fixed charges:
Add:
Income (loss) from continuing operations	$(22,492)	$32,018	$39,329	$57,746	$74,457	$45,347	$17,422
Minority interest - partners’ share of consolidated real estate ventures	(560)	213	154	(205)	—	—	—
Fixed charges - per below	140,807	62,236	86,636	61,062	62,407	69,881	76,558
Less:
Capitalized interest	(7,210)	(6,902)	(9,603)	(3,030)	(1,503)	(2,949)	(5,178)

Earnings before fixed charges	$110,545	$87,565	$116,516	$115,573	$135,361	$112,279	$88,802

Fixed charges:
Interest expense (including amortization)	$128,869	$53,366	$74,363	$55,061	$57,835	$63,522	$67,496
Capitalized interest	7,210	6,902	9,603	3,030	1,503	2,949	5,178
Proportionate share of interest for unconsolidated real estate ventures	4,728	1,968	2,670	2,971	3,069	3,410	3,884

Total Fixed Charges	140,807	62,236	86,636	61,062	62,407	69,881	76,558
Ratio of earnings to combined fixed charges	0.79	1.41	1.34	1.89	2.17	1.61	1.16

(a)

Amounts for the six months ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been reclassified to present properties sold or identified as held for sale consistent with the presentation for the period ended September 30, 2006. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.